UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MTM Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

594944 10 0

(CUSIP Number)

Clifford L. Rucker
5 Bridle Spur Road
Danvers, MA  01923

With a copy to:

Brenda A. Moffitt, Esq.
Gadsby Hannah, LLP
225 Franklin Street
Boston, MA  02110
(617) 345-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594944 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clifford L. Rucker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,355,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,355,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,355,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
This statement relates to Common Stock of MTM Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 850 Canal Street, Stamford, CT 06902.
Item 2.	Identity and Background

This statement is being filed by Clifford L. Rucker.  Mr. Rucker’s principal occupation is serving as the Northeast Regional President of the Issuer, with a principal place of business at 850 Canal Street, Stamford, CT 06902.  His residential address is 5 Bridle Spur Road, Danvers, MA  01923.  Mr. Rucker is a citizen of the United States.

During the past five years, Mr. Rucker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Rucker acquired the securities in connection with the closing on December 1, 2005 of the purchase (the “Acquisition”) by the Issuer of NEXL, Inc., a Massachusetts corporation (“NEXL”) through the merger of NEXL with a wholly-owned subsidiary of the Issuer.  Mr. Rucker owned 78.5% of NEXL prior to the Acquisition.

Item 4.	Purpose of Transaction

Mr. Rucker acquired the securities in connection with the Acquisition.  A portion of Mr. Rucker’s shares are held in escrow (the “Escrowed Shares”) pursuant to the terms of an Escrow Agreement executed by and among Mr. Rucker and the other NEXL stockholders and the Issuer.  Pursuant to the terms of the Acquisition and upon the occurrence of certain events (the “Earnout”), the Issuer will issue to Mr. Rucker, among other things, up to an additional 78.5% of $1,000,000 of Issuer Common Stock (the “Earnout Shares”).

The shares held by Mr. Rucker are being held for investment purposes.  Mr. Rucker has no present plan or proposal to effect substantial changes in the business, organization, form or control of the Issuer in his role as a stockholder.

Item 5.	Interest in Securities of the Issuer

As of December 9, 2005, Mr. Rucker beneficially owned and had the sole power to vote or dispose of 2,355,000 shares of the Issuer’s Common Stock (the “MTM Shares”), which represents 22.5% of the Issuer’s outstanding shares of Common Stock.  The percentage set forth in this Item 5 is based on 9,896,008 shares of Common Stock outstanding, consisting of (i) 7,541,008 shares of Issuer Common Stock reported as outstanding in the Issuer’s Form 10-Q for the quarter ended September 30, 2005 and (ii) 2,999,998 shares of Issuer Common Stock reported in the Issuer’s Form 8-K filed on December 7, 2005 as being issued to Mr. Rucker and the other NEXL stockholders in connection with the Acquisition.   All of the MTM Shares held by Mr. Rucker were acquired in connection with the Acquisition.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Upon the occurrence of certain events, some or all of the Escrowed Shares and/or some or all of the Earnout Shares may be released to Mr. Rucker.
Item 7.	Material to Be Filed as Exhibits
	Exhibit 99.1	Press Release of the Issuer dated December 2, 2005, announcing the Acquisition (filed as Exhibit 99.3 to the Form 8-K filed by the Issuer on December 7, 2005 and incorporated herein by reference).
Exhibit 99.1

Agreement and Plan of Merger dated as of August 16, 2005, by and among the Issuer, NEXL, Mr. Rucker and the other parties thereto (filed as Exhibit 2.1 to the Form 8-K filed by the Issuer on August 19, 2005 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2005
Date
/s/ Clifford L. Rucker
Signature
Clifford L. Rucker
Name/Title